SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
____________________

Cellular Dynamics International, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

15117V109
(CUSIP Number)

Lynn-Anne M. Schow, Esq.
Sixth Floor Investors LP
3555 Timmons Lane, Suite 800
Houston, TX 77027
713-961-1600

with a copy to:

Robert W. Downes, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
212-558-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117V109	SCHEDULE 13D	Page 2 of 7

1.	NAME OF REPORTING PERSON Sixth Floor Investors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 15117V109	SCHEDULE 13D	Page 3 of 7

1.	NAME OF REPORTING PERSON 8-26-22 GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 15117V109	SCHEDULE 13D	Page 4 of 7

1.	NAME OF REPORTING PERSON Texas 8-26-22 Trust 2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 15117V109	SCHEDULE 13D	Page 5 of 7

This Amendment No. 2 (“Amendment No. 2”) relates to the Schedule 13D filed on August 5, 2013, as amended on January 24, 2014 (the “Original 13D”) by Sixth Floor Investors LP, a Delaware limited partnership (“Sixth Floor Investors”), 8-26-22 GP LLC, a Delaware limited liability company (“8-26-22”), and Texas 8-26-22 Trust 2, a Texas trust (“Texas 8-26-22”, and together with Sixth Floor Investors and 8-26-22, the “Reporting Persons”) relating to the shares of common stock, $0.0001 par value per share (“Common Stock”) of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

Item 1.	Security and Issuer

Item 1 of the Original 13D is hereby amended and supplemented as follows:

As of May 1, 2015, the Reporting Persons beneficially owned an aggregate of 0 shares of Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended and supplemented as follows:

On April 29, 2015, Sixth Floor Investors tendered 2,091,282 shares of Common Stock into the tender offer commenced by Badger Acquisition Corporation (“Badger”) in connection with the acquisition (the “Acquisition”) of the Issuer by FUJIFILM Holdings Corporation (“FUJIFILM”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 30, 2015, by and among FUJIFILM, Badger and the Issuer. The tender of shares was accepted by Badger on April 30, 2015 and payment, in the amount of $16.50 per share of Common Stock, is due to Sixth Floor Investors.

In addition, in connection with the Acquisition, Sixth Floor Investors exercised its warrant to purchase 27,413 shares of Common Stock (the “Warrant”) and purchased 27,413 shares of Common Stock (the “Warrant Shares”) at a per share price of $12.00. The consideration for the purchase of the Warrant Shares was funded by advances to Sixth Floor Investors for investment purposes. Pursuant to the Merger Agreement, the Warrant Shares were converted into the right to receive the Merger Consideration (as defined in the Merger Agreement) at the Effective Time (as defined in the Merger Agreement), and on May 1, 2015, Sixth Floor Investors surrendered its certificates for cancellation, and the Merger Consideration is due to Sixth Floor Investors in exchange for the Warrant Shares.

Accordingly, as of the Effective Time, Sixth Floor Investors beneficially owned an aggregate of 0 shares of Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended and restated as follows:

The Reporting Persons acquired their Common Stock, including the IPO Shares, and the Warrant Shares for investment purposes.

In connection with the acquisition contemplated by the Merger Agreement, Sixth Floor Investors tendered its then-outstanding 2,091,282 shares of Common Stock on April 29, 2015. The tender of shares was accepted by Badger on April 30, 2015, and payment for the tendered shares, in the amount of $16.50 per share, is due to Sixth Floor Investors. In connection with the Acquisition, Sixth Floor Investors

CUSIP No. 15117V109	SCHEDULE 13D	Page 6 of 7

exercised the Warrant for the purpose of receiving the Merger Consideration as set forth in the Merger Agreement for the Warrant Shares.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Schedule 13D and any other actions, as they may determine.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Original 13D are hereby amended and restated as follows:

(a), (b)

Based upon the Annual Report on Form 10-K filed by the Issuer on March 5, 2015 (the “2015 10-K”), there were 15,814,008 shares of Common Stock outstanding as of March 2, 2015.

Based on the foregoing, the 0 shares of Common Stock directly held by Sixth Floor Investors represent 0.0% of the outstanding shares of Common Stock. The Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding shares of Common Stock on April 30, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended and supplemented as follows:

Notice of Exercise

In connection with the Acquisition, Sixth Floor Investors delivered to the Issuer a Notice of Exercise Pursuant to Section 1.5 (the “Notice of Exercise”) and the Warrant, along with $328,956, representing the aggregate exercise price for the Warrant Shares at the per share price of $12.00. Pursuant to the terms of the Warrant and the Notice of Exercise, the Notice of Exercise was deemed effective immediately prior to the consummation of the acquisition of the Issuer by FUJIFILM pursuant to the Merger Agreement.

CUSIP No. 15117V109	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2015

Sixth Floor Investors LP

By:	8-26-22 GP LLC, its General Partner

By:	/s/ Daniel F. Pritzker
Name:	Daniel F. Pritzker
Title:	Chief Executive Officer

8-26-22 GP LLC

By:	/s/ Lewis M. Linn
Name:	Lewis M. Linn
Title:	Manager

Texas 8-26-22 Trust 2

By:	1922 Trust Company LTA, its Trustee

By:	/s/ Lewis M. Linn
Name:	Lewis M. Linn
Title:	President